Exhibit 1A-13.1

5/13/22, 9:41 AM Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Medium

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Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation



HDL Corp. logo 2022

Contemporary art duo Steve and Dorota Coy founded their conceptual art project

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S/13122, 9"A 1 Ml H)'gh?fll: Dfeo& League'5 He-,; NfT ProjeCt 81Ur5 tne lYle B~ften Alt ana a COtpora1IOn I D'}' HDl COip J 11.leCILm Open in app ( Get S18rted ) a fine art practice that included performance and public art interventions. The latest version of the project doubles down on the concept of art as a corporation by filing a Regulation A exemption with the SEC and functioning as a legally-recognized and regulated corporation. What Makes HDL Unique? HDL represents a new fonn of art that uses existing legal sttucrures as its framework. This first of its kind art projea doubles as performance art and business venture, featuring regulated NFis as part of its stock option. By operating as a corporation, HDL is able to sell shares and invite people to be public participants in the project. How shareholders engage with the project will ultimately determine the company's marl<et value. As a corporation, they plan to create both virtual and physical artwork, which will contribute to the recognition and the value of the company overtime. Why a Corporation? The projea began with a question about the role corporations play in controlling how we think and interact within society. The Coys wanted people to question the use of branding to communicate and influence in subtle and sometimes nefarious ways that permeate everyday life. At the same time, they also wanted people to think about the relationship between art and capital Th play with this idea, they decided to approach art from the perspective of a corporation, or rather to use the corporate vrorld as their artistic medium. The vrorl<. holds a mirror up to the artists themselves, examining their "worth" or "value'' in a society that puts money above all else. Corporations can manufaaure and price products and services at arbitrary levels, based largely, if not exclusively, on the perception of value. HDL comments upon modern society while participating in it, demonstrating the inescapabilicy of capitalism. HDL is not meant to be purely critical, rather it is designed to provoke thought around socially accepted srruaures -are these the best we can do? What would it mean to imagine something different? And how can we work consciously within these structures in the meantime? Q Q ~JrneclUrn.comr@admtl_63'228.tJyfjle~leag!JeHle'N-f'ltt1)f'Oj~lrttle-llne-between-at?a'IG-a-corporal00·7969Cl6ecl24e 'lf7

S/13122, 9"A 1 Ml H)'gh?fll: Dfeo& League'5 He-,; NfT ProjeCt 81Ur5 tne lYle B~ften Alt ana a COtpora1IOn I D'}' HDl COip J 11.leCILm Open in app ( Get S18rted ) issuance of up to $75 million in securities within a 12-month period. Like any corporation, HDI:s goal is to create value for shareholders. Shares sold on the secondary market will accrue dividends for our shareholders. With the recent boom in NFI's, the artists wanted to incorporate NFI's due to the technology involved and how it firs so seamlessly within the medium of conceptual art itself. Their aailblazing new model offers a more regulated entry into NFI's, with shareholders getting a cut of the profits. (Bored Ape, for example, has already surpassed a hij)jgn dp)lars io :;;lies: if they had employed HDI:s model, $40 million would have gone to shareholders.) NFT "Employees" Steve and Dorota <:,cy have been making digital artwork since 2007, and now with the emergence of new technology and NFT popularity, they can make their work commodifiable, profitable, and in a unique twist, fully regulated. This is the first ever collection of NFI's that represent a security or investment as a Regulation A tokenized share. And because HDL is filed with the SEC, they're able to offer an unprecedented level of security and transparency for investors. For every 10 shares purchased, investors get a new NFT employee at random. While the NFT securities/shares will be highly regulated, the NFT Employees will operate on the existing unregulated market without SEC oversight Every facet ofHDL operates at a functional level (benefiting the artists or participants), while simultaneously aaing as a meta-commentary on corporate systems. This is true, too, for the NFI's, which represent three levels of the corporation's "workforce": ? Exliactors (low-level workers) ? 'Iransporters (mid-level workers) ? Executives (top-tier) The brightly colored NFI's will be constructed from video and photographs translated into ~c-!:lnrl TD("".c-'rho !:l~C'Cnnoc-rln,-hlntr !:lnrl mrR110:rno-nk Af ~rh ~lt"'R100 1'Jln'uri11 ho Q Q ~JrneclUrn.comr@admtl_63'228.tJyfjle~leag!JeHle'N-f'ltt1)f'Oj~lrttle-llne-between-at?a'IG-a-corporal00·7969Cl6ecl24e

S/13122, 9"A 1 Ml H)'gh?fll: Dfeo& League'5 He-,; NfT ProjeCt 81Ur5 tne lYle B~ften Alt ana a COtpora1IOn I D'}' HDl COip J 11.leCILm Open in app ( Get S18rted ) In the beginning, most people will have lower-level employees_ 5 Emactors can be traded in or "promoted" to become a 'Iransporter. Likewise, 4 Transporters can be traded in for an Executive. As these "employees" are rraded, "promoted," or "demoted" as they change hands and gain or lose value, the activity yields dividends for shareholders. The process of adding or subtracting "employees" higblinh,c rho ?'lle of employees as resources for the company, and raises the question of w. 6 0 e considered "valuable" and why. Reasons to Invest ? Get access to physical, virtual exhibitions, dividends, and other benefits. ? Receive a unique piece of art (with every 10 shares purchased). ? Enjoy the novelty of participating in a new kind of communal performance art. ? Make a financial investment to gain value and potentially earn money. (Note: Until the filing is finalized, HDL can only aocept notes of interest; No value can be exchanged and theycannotpromiseanyshares.) To get on the waitlist, please visit~ hygienic dress league NFT Announcement a Q Q ? ~JrneclUrn.comr@admtl_63'228.tJyfjle~leag!JeHle'N-f'ltt1)f'Oj~lrttle-llne-between-at?a'IG-a-corporal00·7969Cl6ecl24e 417

S/13122, 9"A 1 Ml H)'gh?fll: Dfeo& League'5 He-,; NfT ProjeCt 81Ur5 tne lYle B~ften Alt ana a COtpora1IOn I D'}' HDl COip J 11.leCILm Open in app ( Get S18rted ) Founded in 2007 by concepcu.al art duo Steve and Do rota Coy, Hygienic Dress League (HDL) is a legally registered corporation as a new and original form of art. HDL uses the legal framework and operational strategies of a corporation as conceptual and performance art. Leveraging the promotional strategies of modern corporations, HDL infuses culture and art into places traditionally meant for raising awareness about products and services, subverting expectations and engaging the public in cultural events or performance art. Pending SEC approval, HDL intends to raise money through another public performance art project that will be available to the public. Shares of the corporation will be a new form or medium of art. For more information, please visir bdlrow,in. Q Q ~JrneclUrn.comr@admtl_63'228.tJyfjle~leag!JeHle'N-f'ltt1)f'Oj~lrttle-llne-between-at?a'IG-a-corporal00·7969Cl6ecl24e

5/13/22, 9:41 AM Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Medium

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HDL Corp. Employees "Transporters"

"No money or other consideration is being solicited, and if sent in response based on the aforementioned information, no consideration will be accepted."

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5/13/22, 9:41 AM Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Medium

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